Bergstrom Capital Corporation
Form N-SAR
For Period Ending 6/30/03
File Number (c) 811-1641
Attachment Per Item 77Q1
Sub-Item 77Q1(e) Revised Schedule of Fees in Registrant
Investment Advisory Contract

REVISED SCHEDULE OF FEES

Effective Date:  February 1, 2003

(a) The fee for the period from the effective date referred to above to the end of the calendar quarter shall be obtained by multiplying the market value of cash and securities in the Account as of the close of business on the last day of the calendar quarter by one-fourth of the applicable annual fee rate(s) indicated below, prorated for the percentage of the calendar quarter which the Account is under management.

(b) The fee for subsequent calendar quarters shall be obtained by multiplying the market value of cash and securities in the Account as of the close of business on the last day of the calendar quarter by one-fourth of the applicable annual fee rate(s) indicated below.

(c) If the Investment Management Agreement terminates prior to the end of a calendar quarter, the fee for the period from the beginning of such calendar quarter to the date of termination shall be obtained by multiplying the market value of cash and securities in the Account as of the close of business on the day immediately prior to the date of termination by one-fourth of the applicable annual fee rate(s) indicated below, prorated for the percentage of the calendar quarter which the Account is under management.

(d) Shares of any investment company advised by the Advisor or any affiliate of the Advisor shall not be considered securities in the Account for purposes of the foregoing calculations.

(e)  All fees shall be payable upon receipt of a fee statement.

      VALUE OF SECURITIES AND CASH            ANNUAL FEE
             Flat Rate				 0.25%


DRESDNER RCM GLOBAL INVESTORS LLC
By: /s/ Joanne L. Howard
Name:   Joanne L. Howard
Title:  Managing Director

BERGSTROM CAPITAL CORPORATION
By: /s/ William L. Mcqueen
Name:   William L. McQueen
Title:  President